Exhibit 99.2

Form of Proxy I/We, being holder(s) of Class B multiple voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: Print the name of the person you wish to appoint if this person is someone other than the persons listed above as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as he or she sees fit) on all the matters outlined below and any other matter that may properly come before the annual general and special meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Tuesday, September 10, 2024, in a virtual format via a live audio webcast online at https://web.lumiagm.com/482605375 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR PROXYHOLDERS: If you decide to appoint a person other than the directors named by management on this form of proxy as your proxyholder to attend and vote on your behalf at the Meeting, (i) YOU MUST return your form of proxy by mail, fax or email or submit your appointment and voting instructions to TSX Trust Company (“TSX Trust”) using the internet and (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 6, 2024 to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. Such 13-digit proxyholder control number will differ from the control number set forth on this form of proxy. As it is not possible to appoint a person other than the two directors named by management on this form of proxy by telephone, voting by telephone is not recommended. The proxyholder control number your proxyholder will receive will allow your proxyholder to log in to and vote at the Meeting. Without a proxyholder control number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions at the Meeting and your vote will not be counted as your proxyholder must attend the Meeting for your vote to be counted. The control number appearing on this form of proxy is NOT a proxyholder control number and may therefore not be used by your proxyholder to attend and vote at the Meeting. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. Please use a dark black pencil or pen. 1. Election of Directors: WITHHOLD WITHHOLD 1. Dana Ades-Landy 6. Paul Raymond 2. André P. Brosseau 7. Ghyslain Rivard 3. Robert Comeau 8. C. Lee Thomas 4. Ines Gbegan 9. Pierre Turcotte 5. Lucie Martel 2. Appointment of the Auditor: WITHHOLD To appoint KPMG LLP as auditor of the Company and authorize the Board to fix their remuneration. 3. Long Term Incentive Plan: AGAINST To adopt the ordinary resolution to approve the unallocated awards under the Company’s Long Term Incentive Plan, as further described in the management information circular.

Form of Proxy – Annual General and Special Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 10, 2024 (the “Meeting”) This form of proxy is solicited by and on behalf of management. Notes 1. Every shareholder has the right to appoint the person of his/her/its choice, who need not be a shareholder, to attend and act on his/her/its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons named by management whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If you appoint someone other than the persons named by management, you should ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your vote will not be counted. 2. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign and indicate his or her signing capacity. This person may be requested to provide proof that he or she is authorized to sign. 3. The shares’ voting rights represented by this proxy will be voted as instructed by the shareholder on the reverse. If, however, instructions are not made in respect of any matter, the shares’ voting rights represented by this proxy will be voted as recommended by management, if the persons named by management are appointed as proxyholder, or, if they are not, as such other proxyholder sees fit. 4. This form of proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof. 5. This form of proxy should be read in conjunction with the management information circular and other Meeting materials. All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 6, 2024. How to Vote INTERNET Go to https://www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 1-416-595-9593 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a shareholder may appoint a person other than the persons named by management as their proxyholders. If you wish to receive investor documents electronically in the future, please visit https://services.tsxtrust.com/edelivery to enrol. 3

Form of Proxy I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the “Company”), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or: Print the name of the person you wish to appoint if this person is someone other than the persons listed above as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as he or she sees fit) on all the matters outlined below and any other matter that may properly come before the annual general and special meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on Tuesday, September 10, 2024, in a virtual format via a live audio webcast online at https://web.lumiagm.com/482605375 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution. IMPORTANT NOTES FOR PROXYHOLDERS: If you decide to appoint a person other than the directors named by management on this form of proxy as your proxyholder to attend and vote on your behalf at the Meeting, (i) YOU MUST return your form of proxy by mail, fax or email or submit your appointment and voting instructions to TSX Trust Company (“TSX Trust”) using the internet and (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 6, 2024 to register your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. Such 13-digit proxyholder control number will differ from the control number set forth on this form of proxy. As it is not possible to appoint a person other than the two directors named by management on this form of proxy by telephone, voting by telephone is not recommended. The proxyholder control number your proxyholder will receive will allow your proxyholder to log in to and vote at the Meeting. Without a proxyholder control number, your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions at the Meeting and your vote will not be counted as your proxyholder must attend the Meeting for your vote to be counted. The control number appearing on this form of proxy is NOT a proxyholder control number and may therefore not be used by your proxyholder to attend and vote at the Meeting. VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. Please use a dark black pencil or pen. 1. Election of Directors: WITHHOLD WITHHOLD 1. Dana Ades-Landy 6. Paul Raymond 2. André P. Brosseau 7. Ghyslain Rivard 3. Robert Comeau 8. C. Lee Thomas 4. Ines Gbegan 9. Pierre Turcotte 5. Lucie Martel 2. Appointment of the Auditor: WITHHOLD To appoint KPMG LLP as auditor of the Company and authorize the Board to fix their remuneration. 3. Long Term Incentive Plan: AGAINST To adopt the ordinary resolution to approve the unallocated awards under the Company’s Long Term Incentive Plan, as further described in the management information circular.

Form of Proxy – Annual General and Special Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 10, 2024 (the “Meeting”) This form of proxy is solicited by and on behalf of management. Notes 1. Every shareholder has the right to appoint the person of his/her/its choice, who need not be a shareholder, to attend and act on his/her/its behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons named by management whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If you appoint someone other than the persons named by management, you should ensure that such person attends the Meeting using a proxyholder control number at the time of the Meeting, otherwise, your vote will not be counted. 2. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign and indicate his or her signing capacity. This person may be requested to provide proof that he or she is authorized to sign. 3. The shares’ voting rights represented by this proxy will be voted as instructed by the shareholder on the reverse. If, however, instructions are not made in respect of any matter, the shares’ voting rights represented by this proxy will be voted as recommended by management, if the persons named by management are appointed as proxyholder, or, if they are not, as such other proxyholder sees fit. 4. This form of proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly be brought at the Meeting or any adjournment or postponement thereof. 5. This form of proxy should be read in conjunction with the management information circular and other Meeting materials. All proxies must be received by 10:00 a.m. (Eastern Daylight Time) on September 6, 2024. How to Vote INTERNET Go to https://www.meeting-vote.com Cast your vote online View Meeting documents TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone. To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this form of proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your proxy to 1-416-595-9593 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a shareholder may appoint a person other than the persons named by management as their proxyholders. If you wish to receive investor documents electronically in the future, please visit https://services.tsxtrust.com/edelivery to enrol.

Alithya

TMX | TSX Trust

Voting Instruction Form

I/We, being holder(s) of Class A subordinate voting shares of Alithya Group inc. (the "Company"), hereby appoint: Pierre Turcotte, Chair of the Board, or failing him, Paul Raymond, director and President and Chief Executive Officer, or:

____

To attend the meeting or to appoint someone to attend it on your behalf, please print your name or the name of such other person here as my/our proxyholder to attend, act and vote on my/our behalf in accordance with the below instructions (or if no instructions are given, as he or she sees fit) on all the matters outlined below and any other matter that may properly come before the annual general and special meeting of shareholders of the Company to be held at 10:00 a.m. (Eastern Daylight Time) on **Tuesday, September 10, 2024, in a virtual format via a live audio webcast online at https://web.lumiagm.com/482605375** (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if I/we attended it, with full power of substitution.

IMPORTANT NOTES FOR SHAREHOLDERS WHO WISH TO ATTEND THE MEETING OR APPOINT SOMEONE OTHER THAN THE PERSONS NAMED BY MANAGEMENT AS THEIR PROXYHOLDER:

If you wish to attend the Meeting, you MUST appoint yourself as your proxyholder. If you decide to appoint yourself or someone other than the two directors named by management on this voting instruction form ("VIF") as your proxyholder to attend and vote at the Meeting, (i) YOU MUST return your VIF by mail, fax or email or submit your appointment and voting instructions using the internet AND (ii) YOU OR YOUR PROXYHOLDER MUST ALSO either complete the online form available at https://www.tsxtrust.com/control-number-request or call TSX Trust Company ("TSX Trust at 1-866-751-6315 (toll free in Canada and the United States) or 1-416-682-3860 (other countries) by no later than 10:00 a.m. (Eastern Daylight Time) on September 6, 2024 to register yourself or your proxyholder and provide an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting. As it is not possible to appoint a person other than the two directors named by management on this VIF by telephone, voting by telephone is not recommended.

The proxyholder control number you or your proxyholder will receive via email will allow you or your proxyholder to attend and vote at the Meeting. Without such proxyholder control number, you or your proxyholder will only be able to attend the Meeting as a guest and will not be able to vote or ask questions and your vote will not be counted as a proxyholder must attend the Meeting for your vote to be counted.

The control number appearing on this VIF is NOT a proxyholder control number and may therefore not be used by you or your proxyholder to attend and vote at the Meeting.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Please use a dark black pencil or pen.

1. Election of Directors:

	FOR	WITHHOLD		FOR	WITHHOLD
1. Dana Ades-Landy	☐	☐	6. Paul Raymond	☐	☐
2. André P. Brosseau	☐	☐	7. Ghyslain Rivard	☐	☐
3. Robert Comeau	☐	☐	8. C. Lee Thomas	☐	☐
4. Ines Gbegan	☐	☐	9. Pierre Turcotte	☐	☐
5. Lucie Martel	☐	☐			

2. Appointment of the Auditor:

	FOR	WITHHOLD
To appoint KPMG LLP as auditor of the Company and authorize the Board to fix their remuneration.	☐	☐

3. Long Term Incentive Plan:

	FOR	AGAINST
To adopt the ordinary resolution to approve the unallocated awards under the Company's Long Term Incentive Plan, as further described in the management information circular.	☐	☐

Under Canadian securities laws, you are entitled to receive certain financial documents of the Company. If you wish to receive such documents, please tick the applicable boxes below. You may also go to TSX Trust's website at https://services.tsxtrust.com/financialstatements and input code 0417a.

☐ I/we would like to receive the Company's quarterly financial statements and the related management's discussion and analysis
☐ I/we would like to receive the Company's annual financial statements and the related management's discussion and analysis

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any voting instructions previously given with respect to the Meeting. **If no voting instructions are indicated above, the shares' voting rights represented by this VIF will be voted as recommended by management or, if you appoint someone else as your proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted at the Meeting, I/We authorize my/our proxyholder to vote as such proxyholder sees fit.**

______________________________ ______________________________

Signature(s) Date

Please see reverse for instructions. If this VIF is not dated, it will be deemed to bear the date on which it was mailed by management. All VIFs must be received by TSX Trust Company by 10:00 a.m. (Eastern Daylight Time) on September 6, 2024.

Voting Instruction Form (“VIF”) – Annual General and Special Meeting of Shareholders of Alithya Group inc. (the “Company”) to be held at 10:00 a.m. (Eastern Daylight Time) on September 10, 2024 (the “Meeting”) This VIF is solicited by and on behalf of management. Notes 1. The enclosed proxy-related materials are being sent to you in connection with the Meeting of the Company, of which you hold shares through an intermediary, and which will be held in a virtual format via live webcast online at https://web.lumiagm.com/482605375. As you are a non-registered shareholder, unless you appoint the persons named by management on this VIF as your proxyholder to represent you at the Meeting and vote on your behalf as per your voting instructions, you must appoint yourself or someone else as your proxyholder and attend or have such other person attend the Meeting using a proxyholder control number for your vote to be counted. 2. Your intermediary is prohibited from voting your shares on any of the matters to be acted upon at the Meeting. In order for your shares to be voted at the Meeting, it is necessary for you to appoint a proxyholder and submit your voting instructions. Please promptly complete and return the information requested in this VIF to provide your voting instructions or vote using the internet or by telephone as indicated below. 3. If you want to attend the Meeting and vote in person, please write your name in the space provided for that purpose on this VIF. You can also write the name of someone else whom you wish to attend the Meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to vote on all matters that are presented at the Meeting, even if those matters are not set out in this VIF or in the management information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. 4. If the shares are registered in the name of more than one shareholder, at least one of the shareholders must sign this VIF. If the shares are registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign this VIF and indicate his or her signing capacity. This person may be requested to provide proof that he or she is authorized to sign. 5. The shares’ voting rights represented by this VIF will be voted as instructed by you on the reverse. If, however, instructions are not made in respect of any matter, the shares’ voting rights represented by this VIF will be voted as recommended by management, if the persons named by management are appointed as your proxyholder, or, if they are not, as such other proxyholder sees fit. 6. This VIF confers discretionary authority to the proxyholder to vote as the proxyholder sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the Meeting or any adjournment thereof. 7. Your voting instructions will be recorded on receipt. 8. By providing voting instructions, you are acknowledging that you are the beneficial owner of, and are entitled to direct the voting of, the shares represented by this VIF. 9. If you have any questions regarding the enclosed documents or require assistance, please contact the registered representative at your intermediary who services your account or TSX Trust at 1-800-387-0825 or by email at shareholderinquiries@tmx.com. 10. This VIF should be read in conjunction with the management information circular and other Meeting materials. All voting instructions must be received by 10:00 a.m. (Eastern Daylight Time) on September 6, 2024. How to Vote INTERNET Go to https://www.meeting-vote.com Cast your vote online View Meeting documents To vote using your smartphone, please scan this QR Code: To vote by internet or telephone you will need your control number. If you vote by internet or telephone, DO NOT return this VIF. MAIL, FAX OR EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company P.O. Box 721 Agincourt, ON M1S 0A1 You may alternatively fax your VIF to 1-416-595-9593 or scan and email it to proxyvote@tmx.com. Voting by internet, mail, fax or email are the only methods by which a holder may appoint a person as proxyholder other than the proxyholders named on the reverse of this VIF. TELEPHONE Using a touch-tone phone, call 1-888-489-7352 (toll free in Canada and the United States) and an agent will assist you to vote by telephone.